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                                                                   Exhibit 99(a)

Pursuant to Rule 12b-23 under the Securities and Exchange Act, the following Exhibit containing text from the Company's Annual Report on Form 10-K is filed as to matters incorporated by reference in Part II, Item 1 ("Legal Proceedings").

Environmental Matters

The Company is subject to various federal, state and foreign laws and regulations which impose stringent requirements for the control and abatement of air and water pollutants and contaminants and the manufacture, transportation, storage, handling and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

In particular, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and various other federal and state laws, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, pursuant to the Resource Conservation and Recovery Act ("RCRA") and state laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action at areas where hazardous materials have been released at a facility. The costs of removal, remediation or corrective action may be substantial, and the presence of hazardous materials in the environment at any of the Company's facilities, or the failure to abate such materials promptly or properly, may adversely affect the Company's ability to operate such facilities. CERCLA and analogous state laws also impose liability for investigative, removal and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for investigative, removal and remedial costs under such laws is retroactive, strict, and joint and several.

The Clean Air Act and similar state laws govern the emission of pollutants into the atmosphere. The Federal Water Pollution Control Act and similar state laws govern the discharge of pollutants into the waters of the United States. RCRA and similar state laws govern the generation, transportation, treatment, storage, and disposal of solid and hazardous wastes. Finally, the Toxic Substances Control Act regulates the manufacture, processing, and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. The costs of compliance with such laws and regulations promulgated thereunder may be substantial, and regulatory standards under such statutes tend to evolve towards more stringent requirements, which might, from time-to-time, make it uneconomic or impossible to continue operating a facility. Non-compliance with such requirements at any of the Company's facilities could result in substantial civil penalties or the inability of the Company to operate all or part of the facility.

In addition, certain state and federal laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls.